                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             BTU International, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    056032105
                                 (CUSIP Number)

                                December 31, 2007
             (Date of Event Which Required Filing of this Statement)

Check the  appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [  ] Rule 13d-1(c)

         [  ] Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

CUSIP No. - 056032105

1        NAME OF REPORTING PERSON:

                                            Nationwide SA Capital Trust

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      /_/
         (b)      /_/

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION:

                                                     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5       SOLE VOTING POWER                         0

6       SHARED VOTING POWER                      0

7       SOLE DISPOSITIVE POWER                   0

8       SHARED DISPOSITIVE POWER                 0

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  0

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES /_/

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                     0%

12       TYPE OF REPORTING PERSON
                                                     IA

Item 1.
                  (a) Name of Issuer:  BTU International, Inc.

                  (b)  Address  of  Issuer's   Principal   Executive   Office:

                    23   Esquire Road, North Billerica, Massachusetts 01862-2596

Item 2.
                  (a) Name of Person Filing:

                    Nationwide SA Capital Trust ("NSACT")

                  (b) Address of Principal Business Office or, if none, Residence:

                                    5 Tower Bridge
                                    300 Barr Harbor, Suite 300
                                    Conshohocken, PA  19428

                  (c) Citizenship:

                    Delaware

                  (d) Title of the Class of Securities:

                    Common Stock, par value $.01 per share

                  (e) CUSIP number:

                    056032105

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a)  [ ] Broker or dealer  registered  under section 15 of the Act (15
               U.S.C. 78o).

          (b)  [ ] Bank as  defined  in  section  3(a)(6)  of the Act (15 U.S.C.
               78c).

          (c)  [ ] Insurance  company as defined in section  3(a)(19) of the Act
               (15 U.S.C. 78c).

          (d)  [  ]  Investment  company  registered  under  section  8  of  the
               Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e)  [X]  An   investment   adviser  in   accordance   withss.240.13d-
               1(b)(1)(ii)(E);

          (f)  [ ] An employee  benefit  plan or  endowment  fund in  accordance withss.240.13d-1(b)(1)(ii)(F);

          (g)  [ ] A parent  holding  company  or control  person in  accordance withss.240.13d-1(b)(1)(ii)(G);

          (h)  [ ] A savings  association  as  defined  in  Section  3(b) of the
               Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i)  [ ] A church  plan that is  excluded  from the  definition  of an investment  company  under  section  3(c)(14)  of the  Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

     In accordance with Securities and Exchange  Commission Release No. 34-39538
(Jan.  12,  1998),  this  statement on Schedule 13G is being filed by NSACT as a separate  business unit or division of its ultimate  parent  entity,  Nationwide
Mutual Insurance Company.  NSACT, acting as a separate business unit or division for  purposes  of  Regulation  13D-G,  exercises  voting and  investment  powers independently  from other  business  units or  divisions  of  Nationwide  Mutual
Insurance Company (other than Nationwide Fund Advisors, a registered  investment adviser that does not have beneficial ownership of more than 5% of the shares of the issuer as of December 31, 2007).

     As of  December  31,  2007,  NSACT has no sole or shared  ownership  of the securities covered by this statement on Schedule 13G.

Item 5.  Ownership of Five Percent or Less of a Class

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  N/A

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
     Security Being Reported on By the Parent Holding Company

                  N/A

Item 8.  Identification and Classification of Members of the Group

                  N/A

Item 9.  Notice of Dissolution of Group

                  N/A

Item 10.          Certification

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                             NATIONWIDE SA CAPITAL TRUST

                             By:      /s/Eric E. Miller
                             Name:    Eric E. Miller
                             Title:   Senior Vice President
                             Date:    February 15, 2008